August 22, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Longhai Steel Inc. Registration Statement on Form S-1 (File No. 333-168226)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Longhai Steel Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1, file number 333-168226, together with all amendments and exhibits thereto (the “Registration Statement”), effective as of the date first set forth above. The Company has elected not to proceed with the offering contemplated by the Registration Statement due to adverse market conditions. The Company believes the withdrawal to be consistent with the public interest and the protection of investors. The Company confirms that no securities have previously been sold in connection with the proposed offering.

The Company requests that, in accordance with Rule 457(p) under the Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

If you are in need of additional information, please feel free to contact Fang Liu of Pillsbury Winthrop Shaw Pittman LLC at (202) 663-8346 or the undersigned at (949) 720-1265.

Very truly yours,

/s/ Steve Ross
Steve Ross
Senior Vice President